Law Office of BRIAN P. SIMON
______________________________________________
Attorneys at Law

November 10, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:	Jay Ingram Edward Kelly

Re:	ABCO Energy, Inc. Registration Statement on Form S-1 Effective as of November 6, 2015 Commission File No. 333-207419 424(b) Prospectus

Dear Mr. Ingram and Mr. Kelly:

On behalf of our client, ABCO Energy, Inc. (“ABCO”), we are electronically transmitting for filing under Rule 424(b)(3) [“424 Prospectus”] of the Securities Act of 1933, as amended (the “Act”), one copy of the 424 Prospectus contained in its Registration Statement on Form S-1, File No. 333-207419 which was declared effective on November 6, 2015.

Please direct any comments or questions regarding the 424 Prospectus or this transmittal letter to me at (310) 855-3382, or to Larry Winters at (424) 228-5473.

Thank you very much for your help and assistance with this matter.

Very truly yours,

LAW OFFICE OF BRIAN P. SIMON

Brian P. Simon

By Brian P. Simon

cc:  Charles O’Dowd, ABCO Energy, Inc.
Michael Kelley, Esq., SEC Staff, Division of Corporation Finance

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